Exhibit 23.6

CONSENT OF AMBASSADOR FINANCIAL GROUP, INC.

We hereby consent to the inclusion of our fairness opinion letter to the Board of Directors of Juniata Valley Financial Corp. as an Annex C to the proxy statement/prospectus included in the Registration Statement on Form S-4 relating to the proposed merger of FNBPA Bancorp, Inc. with and into Juniata Valley Financial Corp. and to the reference to our firm’s name under the captions “Opinion of Juniata’s Financial Advisor,” “Background of the Merger,” “Juniata’s Reasons for the Merger,” and “Opinion of Ambassador Financial Group, Inc.,” in such Proxy Statement/Prospectus. In giving such consent, we do not admit and we disclaim that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission thereunder.

Ambassador Financial Group, Inc.

/s/ Ambassador Financial Group, Inc.

Allentown, Pennsylvania

August 24, 2015